Exhibit 1

DIVIDEND ANNOUNCEMENT

HACKENSACK, NJ, November 7, 2007 – First Real Estate Investment Trust (“FREIT”) announced that its fourth quarter dividend for fiscal year ending October 31, 2007 will be $ .40 per share, payable on December 18, 2007, to shareholders of record on December 4, 2007. Dividends for fiscal 2007 totaled $1.30 per share. This represents an increase of 4% over the prior fiscal year’s dividends of $1.25 per share.

The composition of the fourth quarter dividend is as follows:

Capital Gain Income	$.30
Ordinary Income	$.10
Total Dividend	$.40

As at November 7, 2007 FREIT’s outstanding shares were 6,760,652.

The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods, or the inability of tenants to pay increased rents. Additional information about these factors is contained in the
Trust’s filings with the SEC including the Trust’s most recent filed report on Forms 10-K and 10-Q.

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FREIT is a publicly traded (over-the-counter – symbol FREVS) REIT organized in 1961. It has approximately $240 million (historical cost basis) of assets. Its portfolio of residential and retail properties extends from Eastern, L.I. to Maryland, with the largest concentration in Northern New Jersey.

For additional information contact Shareholder Relations at (201) 488-6400.

505 MAIN STREET ● P.O. BOX 667 ● HACKENSACK, NEW JERSEY 07602 ● (201) 488-6400